UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

On August 11, 2023, the Board of Directors (the “Board”) of Kazia Therapeutics Limited (the “Company”) announced that Mr. Iain Ross has resigned from his position as Chairman and non-executive director of the Company. Mr. Ross’ decision to resign from the Board was not due to any disagreement with the Company, its management or the Board on any matter relating to the Company’s operations, policies or practices. The Company thanks Mr. Ross for his service on the Board.

The Board has elected Dr. John Friend, Chief Executive Officer of the Company, to the role of Interim Chairman of the Board. Dr. Friend joined Kazia as Chief Medical Officer in November 2021, and was appointed as Chief Executive Officer in May 2023.

On August 11, 2023, the Company issued an ASX announcement titled, “Kazia Therapeutics Announces Change of Board of Directors.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quotes of Dr. John Friend in Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated August 11, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 11 August 2023